Filed by Connecticut Water Service, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Heritage Village Water Company
NEWS RELEASE
For Immediate Release
May 10, 2016

[Heritage Village Water Company Logo]	[CT Water Logo]

Heritage Village Water Company to join Connecticut Water
Will become part of larger New England based water company

Southbury, Connecticut, May 10, 2016 – The Heritage Village Water Company and Connecticut Water Service, Inc. (“Connecticut Water” or “CTWS”) today announced that the parties have reached an agreement for Heritage Village Water Company to join Connecticut Water. Connecticut Water is a parent holding company based in Clinton, Connecticut which conducts its regulated water operations in Connecticut and Maine through its operating subsidiaries, Connecticut Water Company and Maine Water Company. Connecticut Water’s unregulated water service provider, New England Water Utility Services, Inc., has been the contract operator of Heritage Village Water Company’s water and wastewater operations and has been providing support services for more than a decade.
According to Keith Sorensen, President of Heritage Village Water Company, Connecticut Water is a great strategic fit for Heritage Village Water Company’s customers, employees and communities. He stated, “As part of Connecticut Water, our customers will continue to be served by the same Heritage Village Water Company employees and our office and existing facilities will be retained. In addition, our customers will be served by a regulated utility whose only business is water and wastewater utility and related services. Further, Connecticut Water has a strong track record of providing high-quality service and investing in infrastructure to deliver high-quality water and reliable service, and a strong record of being a good steward of the environment.”
Eric W. Thornburg, President and CEO of Connecticut Water stated, “We are eager to have Heritage Village Water Company join with Connecticut Water. It is located near and has an existing interconnection with our water utility operations in the Naugatuck Valley. Heritage Village Water Company is a well-run utility that has received prudent infrastructure investment over the years. Customers will benefit by being part of larger, regional company, which has a size and presence that provides for operational efficiencies, purchasing power and other economies of scale. Customers of both companies will benefit when such savings can be realized.”
Heritage Village Water Company serves about 4,700 water customers in the communities of Southbury, Middlebury and Oxford, Connecticut, and 3,000 wastewater customers in the town of Southbury. The Heritage Village Water Company’s wastewater system is the only private wastewater utility in Connecticut and is regulated by Connecticut’s Public Utilities Regulatory Authority (“PURA”). The current office of Heritage Village Water Company will be maintained in its current location for at least one year and all employees of the company will be invited to join the Connecticut Water team in their current positions.
Under the agreement, the acquisition will be executed through a stock-for-stock merger transaction valued at approximately $15.8 million. Holders of Heritage Village Water Company common stock will receive shares of CTWS common stock in a tax-free exchange. The transaction reflects a total enterprise value of approximately $20.6 million, including the assumption by Connecticut Water of approximately $4.8 million in debt of Heritage Village Water Company.
The completion of the transaction will require an approval vote by the shareholders of Heritage Village Water Company, approval by PURA in Connecticut and satisfaction of several other conditions. The parties plan to file an application with PURA in the second quarter of 2016 with an anticipated closing by the end of 2016. Upon receipt of regulatory approval and the closing of the merger transaction, the company will maintain its current name, Heritage Village Water Company, and will become a sister company to Connecticut Water and Maine Water. The merger will not affect the rates or service for any of those water company customers.
When this transaction is completed, Connecticut Water will serve more than 127,000 water customers, or nearly 440,000 people in 79 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Southbury, Connecticut.
Connecticut Water Service, Inc. (NASDAQ: CTWS) is one of the ten largest shareholder-owned water utilities in the country with a market capitalization of more than $525 million. Its stock trades on the NASDAQ Global Select Market under the ticker symbol CTWS.

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Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Connecticut Water’s proposed merger transaction with Heritage Village Water Company. Examples include statements regarding the anticipated closing date of the transaction and anticipated future results. Numerous factors could cause actual results to differ materially from expected results, such as delays in completing the merger, difficulties in achieving anticipated benefits or cost savings from the merger or in achieving such anticipated benefits or cost savings within the expected time frame, difficulties integrating these companies’ operations, increased competitive pressures, changes in general economic conditions, legislative and regulatory changes that adversely affect the water utility business, changes in the securities markets, and other future risks and uncertainties disclosed from time to time in documents that Connecticut Water files with the Securities and Exchange Commission.  We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, CTWS will be filing a registration statement on Form S-4 with the SEC under the Securities Act of 1933 containing a proxy or information statement of Heritage Village Water Company that also constitutes a prospectus of CTWS (the “Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Statement/Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about CTWS, Heritage Village Water Company and the proposed merger.

When available, copies of the Statement/Prospectus will be mailed to the shareholders of Heritage Village Water Company. Copies of the Statement/Prospectus may be obtained free of charge at the SEC's web site at www.sec.gov, or by directing a request to CTWS's Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-428-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by CTWS with the SEC may also be obtained free of charge at the SEC's web site or by directing a request to CTWS at the address provided above.

CTWS and Heritage Village Water Company and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger. Information regarding CTWS's directors and executive officers and their respective interests in CTWS by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on March 14, 2016 and its Proxy Statement on Schedule 14A filed with the SEC on March 31, 2016. Certain information regarding Heritage Village Water Company’s directors and executive officers is available in its Annual Report for 2014 filed with the PURA and available at the PURA's website, www.ct.gov/pura. Additional information regarding the interests of such potential participants will be included in the Statement/Prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed merger.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

News media contacts:

Heritage Village Water Company

Keith J. Sorensen
President
(203) 264-8291 (Ext. 205)
ksorensen@hdginc.net

Connecticut Water

Daniel J Meaney, APR,
Director of Corporate Communications
(860) 664-6016
dmeaney@ctwater.com